
15008191



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

AUG 2 6 2015

Washington, DC 20549

No Act
PE 7/27/15

August 26, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 8-26-15

William J. Clough
CUI Global, Inc.
wclough@cuiglobal.com

Re: CUI Global, Inc.
Incoming letter dated July 27, 2015

Dear Mr. Clough:

This is in response to your letter dated July 27, 2015 concerning the shareholder proposal submitted to CUI by VCM Group, LLC. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Lee D. Keddie
VCM Group, LLC
8719 258th Ave NE
Redmond, WA 98053

August 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CUI Global, Inc.
Incoming letter dated July 27, 2015

The submission relates to director nominations.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that CUI may exclude the proposal under rule 14a-8(e)(2) because CUI received it after the delaine for submitting proposals. We note in particular your representation that CUI did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if CUI omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which CUI relies.

We note that CUI did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CUI GLOBAL™

July 27, 2015

Via e-mail shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: CUI Global, Inc. – Shareholder Proposal Submitted by Lee D. Keddie on behalf of VCM Group, LLC

Ladies and Gentlemen:

We submit this letter on behalf of CUI Global, Inc., a Colorado corporation ("CUI"), which requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the enclosed shareholder proposal and supporting statement (the "VCM Materials") submitted by Lee D. Keddie ("Keddie") on behalf of VCM Group, LLC (the "Proponent") from the Company's proxy materials for its 2015 Annual Meeting of Stockholders (the "2015 Proxy Materials"). The VCM Materials propose to nominate nine individuals to the CUI board of directors to run for election at the 2015 Annual Meeting (the "Proposal").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have filed this letter and its exhibits via electronic submission with the Commission and a copy of this letter and its exhibits are being sent via e-mail and FedEx to the Proponent to notify the Proponent of CUI's intention to omit the VCM Materials from its 2015 Proxy Materials. A copy of the VCM Materials is attached to this letter (see Exhibit A).

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we have informed the Proponent and Keddie that if he elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of CUI pursuant to Rule 14a-8(k).

CUI Global, Inc. Requests Additional Time Regarding the Rule 14a-8(j)(1) Requirement

Rule 14a-8(j)(1) states that if the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide the Proponent with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

Mr. Lee D. Keddie ("Keddie") submitted on behalf of VCM Group, LLC (the "Proponent") the director nominee names and the supporting documents to CUI July 17, 2015. CUI intends to file the 2015 Proxy Materials less than 80 days after the date of this letter. In accordance with Rule 14a-8(j)(1):

> "The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.",

CUI requests that the staff permit CUI to make this submission later than 80 days before CUI files its proxy statement with the Commission because the Proponent's VCM Material was not timely sent by the Proponent.

It is anticipated that the proxy statement for the 2015 Annual Meeting of Shareholders will be filed and available to shareholders during the week of October 4, 2015. Because of the failure of the Proponent to timely notify CUI of its proposal, CUI is not able to comply with this 80 day requirement and requests the Commission staff to permit CUI to make its submission later than the 80 days before CUI files its definitive proxy statement.

Basis for Exclusion of the Proposal

As discussed more fully below, we respectfully request that the Staff concur in the Company's view that the Proposal may be properly excluded from CUI's 2015 Proxy Materials pursuant to Rule 14a-8 for the following reasons.

1. Rule 14a-8(b)(1). In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   The Schedule on last page of the Annex D of the VCM Materials supplied by the Proponent shows that on June 6, 2015 the Proponent purchased 50 shares of CUI common stock at a per shares price of $5.26 for a total cost of $263. This stock ownership fails to satisfy the minimum securities ownership requirement of $2,000 and the one year ownership requirement as required by 14a-8(b)(1).

2. Rule 14a-8(b)(2)(i). The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

   Nowhere in the VCM Materials is there any indication that the Proponent 'continuously held the securities for at least one year' nor a written statement that the Proponent intends to continue to hold the securities through the date of the 2015 Annual Meeting of Shareholders.

3. Rule 14a-8(e)(1). If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement.

The CUI Definitive Proxy Statement for the 2014 Annual Meeting of Shareholders, filed with the Commission September 16, 2014, under subheading *Shareholder Proposals for the 2015 Annual Meeting of Stockholders* states, "For a stockholder proposal to be considered for inclusion in our proxy statement for our 2015 Annual Meeting of Stockholders, the Corporate Secretary of CUI Global must receive the written proposal at our principal executive offices no later than June 1, 2015; * * *." The VCM Material was faxed to and received by CUI on July 17, 2015.

4. Rule 14a-8(e)(2). The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting.

   The VCM Material was faxed to and received by CUI on July 17, 2015. The CUI 2014 Annual Meeting of Shareholders was held November 24, 2014 and the proxy statement was filed with the Commission September 16, 2014. It is anticipated that the proxy statement for the 2015 Annual Meeting of Shareholders will be filed and available to shareholders during the week of October 4, 2015. The receipt by CUI of the VCM Materials fails to meet the 120 day threshold by approximately 50%.

5. Rule 14a-8(f). If a party fails to follow one of the eligibility or procedural requirements contained in Rule 14a-8: (1) The company may exclude the proposal, but only after it has notified the party of the problem, and the party has failed adequately to correct it. Within 14 calendar days of receiving the proposal, the company must notify the party in writing of any procedural or eligibility deficiencies, as well as of the time frame for any response. The response must be postmarked, or transmitted electronically, no later than 14 days from the date of receipt of the company's notification. A company need not provide such notice of a deficiency if the deficiency cannot be remedied, such as if the party failed to submit a proposal by the company's properly determined deadline.

   The VCM Material was faxed to and received by CUI July 17, 2015. CUI responded in timely fashion to the Proponent wherein CUI notified the Proponent in writing of its procedural and eligibility deficiencies, as well as of the 14 day time requirement for the Proponent to respond. A copy of the CUI response is attached hereto as Exhibit B.

   CUI specifically notes that it is not required to respond to the proposal of VCM inasmuch as the VCM proposal deficiency cannot be remedied, because the VCM proposal was not timely submitted to CUI.

6. Rule 14a-8(i)(8)(iv) and (v). Even if a party complies with the procedural requirements, the Company may exclude the proposal:
   (8) Director elections: If the proposal:
   (iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
   (v) Otherwise could affect the outcome of the upcoming election of directors.

   Obviously, the VCM Materials propose to include specific individuals in CUI's 2015 Annual Meeting of Shareholders proxy materials for election to the board of directors and otherwise seek to affect the outcome of the upcoming election of directors, as prohibited by 14a-

8(i)(8)(iv) and (v). Such a proposal is specifically permitted to be excluded from the CUI 2015 Annual Meeting of Shareholders proxy materials.

CONCLUSION

For the reasons stated above and in accordance with Rule §240.14a-8 of the Securities Exchange Act of 1934, as amended, the Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes the Proposal from the Proponent. If the Staff disagrees with CUI's conclusion to omit the VCM Materials, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. If you have any questions or desire additional information, please call the undersigned at (503) 612-2300 or e-mail at wclough@cuiglobal.com.

Respectfully Submitted,



CUI Global, Inc.
By William J. Clough, Esq.
President/CEO

Exhibit A
Copy of the VCM Materials



Adobe Acrobat Document

Exhibit B
Copy of the CUI Response



Adobe Acrobat Document

Exhibit A

Copy of VCM Material

VCM GROUP, LLC
8719 258th Ave NE
Redmond, WA 98053
Telephone: (425) 658-2300

July 10, 2015

VIA TELECOPIER (503) 612-2385 and FEDERAL EXPRESS

Matthew M. McKenzie, Corporate Secretary
CUI Global, Inc.
20050 SW 112th Avenue
Tualatin, Oregon 97062

Re: NOTICE OF SHAREHOLDER NOMINATION FOR THE 2015 ANNUAL MEETING OF SHAREHOLDERS OF CUI GLOBAL, INC.

Dear Mr. McKenzie:

VCM Group LLC (the "Nominating Shareholder") hereby gives notice of its intent to nominate and nominates Lee D. Keddie, Brian F. Cassady, David W. Pointer, Mathew R. Bob, William F. Murdy, Shawn W. Kravetz, Robert G. Pearse, John M. Climaco, Ned L. Pontious for election to the Board of Directors of the Company (the "Board") at the 2015 Annual Meeting of Stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

The Nominating Shareholder strongly believes that changes to the Board of Directors of the Corporation are in the best interests of all of the Shareholders of the Corporation, and that each of the Nominees has outstanding qualifications and experience to serve on the Board of Directors of the Corporation. The Nominating Shareholder believes the Shareholders of the Corporation should have an alternative to the incumbent Board in the upcoming election.

Information concerning the Nominees is set forth herein and in the Annexes hereto, which are incorporated herein by reference. In addition, this notice is accompanied by the written consent of each Nominee to being named as a nominee to serve as a Director of the Corporation if elected.

As of the date of this notice, the Nominating Shareholder is the record owner of 50 shares of common stock, $0.001 par value per share, of the Corporation (the "Shares"). The Nominating Shareholder is a Washington limited liability company with its principal address at 8719 258th Ave. NE, Redmond, Washington 98053. Mr. Lee D. Keddie, a Canadian citizen residing in the United States, is the sole manager of the Nominating Shareholder. As the managing member, Mr. Keddie may exercise voting and dispositive power over the shares held by the Nominating Shareholder. Through his control of the Nominating Shareholder Mr. Keddie is deemed to beneficially own the shares directly held by the Nominating Shareholder.

As of the date of this notice, the Nominating Shareholder and Mr. Keddie, do directly or indirectly own of record or beneficial any other ownership interests.

The Nominating Shareholder and Mr. Keddie each have an interest in the election of directors at the Annual Meeting directly or indirectly through the ownership of the Shares. The Nominating

Shareholder and Mr. Keddie may participate in soliciting proxies from the Shareholders of the Company.

Except as described in this Notice, there is no agreement, arrangement or understanding between the Nominating Shareholder and each Nominee and any other person or persons pursuant to which the nominations are being made or who may participate in the solicitation of proxies for the election in favor of electing the Nominees. The Nominating Shareholder intends to notify the Corporation in writing of any such agreements, arrangements or understandings in effect as of the Record Date of the annual meeting promptly following the date notice of the Record Date is first publically disclosed.

The Nominating Shareholder hereby represents that it intends to appear in person or by proxy at the Annual Meeting to nominate the Nominees for election as directors of the Corporation.

The information included herein and in the Annexes hereto represents the Nominating Shareholder's best knowledge as of the date hereof. In the event any statement or other information in this notice is not correct, or to the extent any applicable information has been omitted from this notice, the Nominating Shareholder and Nominees reserve the right to correct and/or supplement any such statement or other information set forth in this notice.

The execution and delivery of this Notice shall not constitute a waiver of the rights of the Nominating Shareholder and its principals and affiliates to contest the validity of (i) the nominating procedures or any provision of the Code of Regulations, or (ii) any determinations made by the officers of the Corporation or by the Board with respect to the matters contemplated by these nominating materials. Furthermore, if the Board increases the number of directors to be nominated and elected at the Annual Meeting, the Nominating Shareholder reserves the right to add additional director nominees in respect of each such additional directorship.

The Nominating Shareholder trust that this Notice complies in all respects with the Bylaws and applicable law. The Nominating Shareholder requests written notice as soon as practicable of any alleged defects in this notice, including the Annexes hereto, and reserves the right, following receipt of such notice, to either challenge, or attempt as soon as practicable, to cure, such alleged defect. Such written notice shall be sent to 8719 258Th Ave NE, Redmond, WA 98053, Attention: Lee D. Keddie, with a copy to InvestorCom, Inc., 65 locust Avenue, Suite 302, New Canaan, CT 06840, Attention: John G. Grau.

If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, then in addition to any other rights or remedies I may have, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) I select.

Should you have any questions regarding the information contained in this notice, including the Annexes hereto, please contact John G. Grau at (203) 295-7841.

Very truly yours,

VCM Group, LLC

By: 
Lee D. Keddie

Its President and CEO

cc:

William J. Clough
Chief Executive Officer and President
CUI Global, Inc.
20050 SW 112th Avenue
Tualatin, Oregon 97062

Enclosures

Annexes

Annex A - Disclosure
Annex B - Each Nominee's written consent to his/her nomination
Annex C - Biographical Information of Nominees
Annex D - Transactions

Annex A

All information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election and each of the Nominees has consented in writing to being named in the proxy statement as a Nominee and to serving as a director if elected is provided below.

Except to the extent set forth in this Notice, as of the date hereof:

a) During the past ten years, no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

b) No Nominee owns any securities of the Corporation which are owned of record, but not beneficially;

c) No part of the purchase price or market value of the securities of the Corporation owned by any Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities;

d) No Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

e) No associate of any Nominee beneficially owns, directly or indirectly, any securities of the Corporation;

f) No Nominee beneficially owns, directly or indirectly, and securities of any parent or subsidiary of the Corporation;

g) No Nominee nor any of his associates, was a party to any transaction, or series of similar transactions, since the beginning of the Corporation's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Corporation or any of its subsidiaries was or is to be a party, in which the amount exceeds $60,000;

h) No Nominee or any of his associates has any arrangement or understanding with any person with respect to any future employment by the Corporation or any of its affiliates, or with respect to any future transactions to which the Corporation or any of its affiliates will or may be a party;

i) No person, including any Nominee, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted on at the 2010 Annual Meeting of the Corporation, aside from the election to serve as a director and such persons' interests as stockholders of the Corporation;

j) There are currently no material pending legal proceedings to which any of the Nominees or any of their associates is a party adverse to the Corporation or any of its affiliates, or in which either the Nominees or any of their associates has a material interest adverse to the Corporation or any of its affiliates;

k) No Nominee, nor any member of his immediate family, is or has been during the Corporation's last fiscal year been indebted to the Corporation or any of its subsidiaries at any time since the beginning of the Corporation's last fiscal year in an amount in excess of $120,000;

l) No Nominee has, or has had during the Corporation's last fiscal year, any business relationship that is required to be disclosed pursuant to Item 404(b) of Regulation S-K ("Regulation S-K") of the Securities Act of 1933, as amended;

m) No Nominee, at any time during the Corporation's last fiscal year, has failed to file on a timely basis the reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended;

n) No Nominee has any family relationship, by blood, marriage or adoption, to any director, executive officer or other affiliates of the Corporation;

o) No Nominee has, during the past five years, been involved in any legal proceedings or involved in any other events described in Item 401(f) of Regulations S-K;

p) During the last three fiscal years, no compensation or personal benefits (including, without limitation, those which would be required to be disclosed pursuant to Item 402 of Regulation S-K) were awarded to, earned by or paid to any of the Nominees or any of their associates for any services rendered in any capacity to the Corporation or its subsidiaries or affiliates;

q) There is no arrangement and/or understanding between any of the Nominees and any other person pursuant to which any of the Nominees was or is to be selected as a director or nominee for election as a director of the Corporation;

r) No Nominee currently holds any position or office with the Corporation or any parent, subsidiary and/or affiliate thereof, and no Nominee has ever served as a director of the Corporation or any parent, subsidiary and/or affiliate thereof; and

s) Except as otherwise described herein with respect to the Corporation, no Nominee is currently, nor has any Nominee been within the past year, a party to any contract, arrangement and/or understanding with any person with respect to any securities of the Corporation.

Annex B

Consent of the Nominee

July 03, 2015

I, Lee D. Keddie, hereby consent to being named in a proxy statement as a nominee for election as a director of CUI Global, Inc. (the "Company"), at the 2015 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof) and to serve as a director of the Company if elected.



Name: Lee D. Keddie

Consent of the Nominee

June 11, 2015

I, David W. Pointer, hereby consent to being named in a proxy statement as a nominee for election as a director of CUI Global, Inc. (the "Company"), at the 2015 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof) and to serve as a director of the Company if elected.



Name: David W. Pointer

Consent of the Nominee

July 11, 2015

I, Brian F. Cassady, hereby consent to being named in a proxy statement as a nominee for election as a director of CUI Global, Inc. (the "Company"), at the 2015 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof) and to serve as a director of the Company if elected.



Name: Brian F. Cassady

Consent of the Nominee

July 03, 2015

I, Mathew R. Bob, hereby consent to being named in a proxy statement as a nominee for election as a director of CUI Global, Inc. (the "Company"), at the 2015 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof) and to serve as a director of the Company if elected.



Name: Mathew R. Bob

Consent of the Nominee

July 03, 2015

I, William F. Murdy, hereby consent to being named in a proxy statement as a nominee for election as a director of CUI Global, Inc. (the "Company"), at the2015 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof) and to serve as a director of the Company if elected.



Name: William F. Murdy

Consent of the Nominee

July 03, 2015

I, Shawn W. Kravetz, hereby consent to being named in a proxy statement as a nominee for election as a director of CUI Global, Inc. (the "Company"), at the2015 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof) and to serve as a director of the Company if elected.



Name: Shawn W. Kravetz

Consent of the Nominee

July 03, 2015

I, Robert G. Pearse, hereby consent to being named in a proxy statement as a nominee for election as a director of CUI Global, Inc. (the "Company"), at the 2015 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof) and to serve as a director of the Company if elected.



Name: Robert G. Pearse

Consent of the Nominee

July 03, 2015

I, John M. Climaco, hereby consent to being named in a proxy statement as a nominee for election as a director of CUI Global, Inc. (the "Company"), at the 2015 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof) and to serve as a director of the Company if elected.



Name: John M. Climaco

Consent of the Nominee

July 03, 2015

I, Ned L. Pontious, hereby consent to being named in a proxy statement as a nominee for election as a director of CUI Global, Inc. (the "Company"), at the 2015 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof) and to serve as a director of the Company if elected.



Name: Ned L. Pontious

Annex C

Biographical Information of Nominees

Lee Keddie

Lee Keddie is a Results-Driven Business Executive effective at leading fast-paced B2B manufacturing and product companies in both private and public sectors. He has a track record of delivering exceptional Revenue (18% CAGR) Earnings (40% CAGR) and Free Cash Flow growth (38% CAGR) over 12 years of full P&L responsibility. He is currently President & CEO of Value Creation Management Group LLC, a company that invests in and provides consulting to companies that need operational improvement. He also serves as a member of the Board of Directors at three companies, Essex Rental Corp (ESSX), (2015-06) CompuMed Inc. (CMPD) (2014-11) and Stephan Co. (OTC:SPCO) (2015-03).

Prior to his current positions, Lee spent 13 years with HKX, as a Co-owner, President & General Manager, where he transformed a hydraulic components startup from $1.8M revenue and 12 people, to a nationally recognized niche market leader with $18M Revenue, 55 employees, and 24% free cash flow. Much of this was a result of relentless focus on scalability and innovation to improve business processes, product offerings, and customer experience. This success caught the eye of a value-investment PLC out of the UK (Diploma PLC) who purchased the company in 2005.

After the sale in 2005, he took over the role of President/General Manager of the new subsidiary and continued to build scalable systems for growth and efficiency. Two years after the sale, the Construction Industry was hit with the worst downturn in 75 years, and mobile equipment saw over 67% declines. Through laser cost control, inventory/AR reduction, strategic employment reduction, and increased investment in training and product development, HKX not only remained profitable despite 39% reduction in revenue, but added $1.2M (15%) free cash flow back to investors and set the company up for the 270% growth over the next 3 years.

Prior to his business leadership roles, Lee spent over 8 years in both the Commercial and Military sectors of the Aircraft Industry at Boeing, McDonnell Douglas, Bombardier, Learjet and Qantas Airways in Australia.

Lee is a Professional Engineer, and received an Honors Co-op Mechanical Engineering Degree from the University of Waterloo, and spent two additional years at the University of Toronto in Aerospace Studies. He is a pilot and a member of the Experimental Aircraft Association.

Lee is a strategic thinker, seeing patterns where others see complexity; a scenario-builder and skilled at finding a clear path through the confusion. He is creative, at home with intangibles, and willing to ask the tough questions. Throughout his career, Lee has been able to discover simple concepts beneath the complex surface and been able to monetize it.

Business Address:

Lee Keddie
8719 258Th Avenue NE
Redmond, WA 98053

David W. Pointer

David W. Pointer is the founder and managing partner of VI Capital Fund LLC ("VICM"). VICM was founded on January 1, 2008 and has since been the general partner for the VI Capital Fund, LP ("VICF") (a Washington State Limited Partnership). VICF is a value oriented investment limited partnership registered in the State of Washington.

Prior to founding VICF, David served as the Senior Vice President and Senior Portfolio Manager for ICM Investment Management in Spokane, WA. Prior to ICM, David served as a Portfolio Manager for Ivesco, Inc., where he worked with a senior partner in managing two mutual funds with assets in excess of $15 billion. David is an expert in business appraisal and identifying factors that create and enhance value. In addition to the above, David has been involved in M&A advisory roles and strategic consulting services in the industrial and healthcare industries.

David has an MBA from the Wharton School of Business and holds the Chartered Financial Analyst designation (AFA).

David is a member of the Board of Directors for Revo, Inc. (a licensed footwear company) and CompuMed, Inc. (a health-care services company).

Neither David W. Pointer, nor VICM, VICF, ICM Investment Management, Invesco, Inc., Revo, Inc., or CompuMed, Inc., is a parent, subsidiary, or other Affiliate of the Company.

Business Address:

David W. Pointer
P.O. Box 402
Newman Lake, WA 99025

Brian F. Cassady

Brian F. Cassady, has been CEO of Fansteel, Inc., a $110 million manufacturer of complex engineered components for the aerospace, defense, automotive, heavy duty diesel engine and general industrial markets since September 2011.

Mr. Cassady has also been President of 510 Ocean Drive Advisors, Inc., doing business as Black Management Advisors, with an office in Miami Beach, Florida, since June 2007. Black Management Advisors is primarily involved in the business of investing in and providing financial and operational turnaround, restructuring and interim management services to financially troubled companies.

Prior to Black Management Advisors, Mr. Cassady served in the turnaround and restructuring practices of AlixPartners LLC and The Deloitte & Touche Consulting Group.

Mr. Cassady earned an MBA from the Harvard Business School and BS in Business Administration from Indiana University.

Business Address:

Brian F. Cassady
510 Ocean Drive, Suite 501
Miami Beach, FL 33139

Mathew Bob

Matt is a 34 year veteran of the energy business. He is the President of Eagle Oil and Gas Co., a 40 year old independent oil and gas exploration Company. He is also founder and Managing Member of MB Exploration. Prior to forming MB Exploration in 1994, Mr. Bob was Chief Geophysicist at Pitts Oil Company. He previously held various geological positions at Union Oil Company of California. He is a member of the American Association of Petroleum Geologists, the Society of Exploration Geophysicists and the Dallas Petroleum Club, Wildcatter, and is a registered Geoscientist in the States of Texas, Mississippi and Louisiana. He holds a B.A. in Geology from St. Louis University, an M.S. in Geology from Memphis University, and is a graduate of Harvard University's Executive Management Program.

Under Matt's leadership; MB Exploration and its affiliated companies, has acquired over 1,000,000 acres of oil and gas leases in eight states. Using its extensive seismic and geologic database, these efforts have resulted in the drilling and completion of over 400 oil and gas wells. MB Exploration continues to explore for oil and gas in partnership with much larger public and private companies.

Matt also has an active energy advisory practice; specializing in Basin and Play analysis and entry for public companies, rationalization of assets through sales and mergers for public and private companies, and evaluation of fair market value of non-cash flowing assets for senior secured lenders. Senior secured lenders have also engaged him to lead the re-organization of troubled and/or bankrupt oil and gas companies.

In March of 2014, he was appointed an outside director of Callon Petroleum Inc., a NYSE oil and gas firm.

Business Address:

Matthew Bob
Eagle Oil and Gas Co.
5950 Berkshire Lane Suite 1100
Dallas, Texas 75225

William F. Murdy

William F. (Bill) Murdy stepped down recently as Chairman of Comfort Systems USA (Houston) (NYSE: FIX) a $1.3 billion company providing heating, ventilation, air conditioning (HVAC) installation and services in the commercial/industrial/institutional sector countrywide. Comfort Systems operates from over 75 locations employing more than 7,000 people.

Until December 31, 2011 he was both Chairman and CEO of Comfort having joined the company in 2000 in those positions. Before joining Comfort he was President and Chief Executive Officer of Club Quarters (New York City), a privately owned, rapidly growing chain of membership hotels catering to corporate travelers to major cities in the U.S. and Europe. Prior to Club Quarters he was Chairman, President, CEO and Co-Founder of Land*Care* USA, Inc. (Houston) (NYSE: GRW). Land*Care* grew to be the country's largest commercial landscape and tree services company before merging with ServiceMaster (NYSE:SVM) in 1999. Before Land*Care*, Mr. Murdy was President and Chief Executive Officer for 8 years of General Investment and Development (Boston), a large, privately held, diversified real estate investment, development and operating company, and before that, from 1981 to 1989, Co-Founder and Managing General Partner of the Morgan Stanley Venture Capital Fund and President of its associated management company (New York City). From 1974 to 1981 he served in a number of positions including chief operating officer of Pacific Resources (Honolulu) (NYSE: PRI), a rapidly growing $1 billion company in the oil refining and gas utility sector.

He is a graduate of the Harvard Business School (1970) and West Point (1964). He served in the United States Army from 1964 to 1974, including one year in the Dominican Republic (82nd Airborne) and two years in Viet Nam (173rd Airborne Brigade). He was awarded three Bronze Stars, four Air Medals and the Vietnamese Cross of Gallantry. After three years teaching (Economics) at West Point, he left the active Army as a Major and served in the US Army Reserve.

Currently, he serves on the Board of Directors, Audit Committee and is Chair of the Compensation Committee of UIL Holdings (NYSE: UIL); the Board of Directors, Governance Committee and is Chair of the Compensation Committee of Kaiser Aluminum (NASDAQ: KALU); the Board of Directors of LSB Industries (NYSE: LXU); the Board of Directors of Vectrus (NYSE: VEC) and the Advisory Board of CapStreet Partners (Houston).

He is a Founder and former Chairman of Warrior Gateway (connecting Veterans with services), a Vice Chairman and member of the Executive Committee of the Board of Business Executives for National Security and a member of the Board of the Vietnam Veterans Memorial Fund. Murdy is a Civilian Aide to the Secretary of the Army and a former member of the Board of Visitors for West Point. At West Point today, he is an emeritus member of the Board of Trustees of the West Point Association of Graduates and a principal owner and Chairman of the Hotel Thayer and of its associated Thayer Leader Development Group. He was recently designated a Distinguished Graduate of West Point.

Business Address:

William F. Murdy
71 St John Place
New Canaan, CT 06840

Shawn W. Kravetz

Shawn Kravetz is President and Chief Investment Officer of Esplanade Capital LLC, an investment management company he founded in 1999.

Shawn found Esplanade to manage capital for a small number of like-minded families, private investors, and institutions. The firm manages private investment partnerships including:

- Esplanade Capital Partners I LLC, launched in 2000, is focused on a handful of sectors, including: retail, consumer products, casino gaming, financial/business services, education, and solar power.
- Esplanade Capital Electron Partners LP, launched in 2009, intends to be the world's premier private investment fund dedicated to public securities in solar energy and those sectors impacted by its emergence.

The funds have significantly outperformed their benchmarks since inception.

From 1997 until 1999, Shawn was a Principal at The Parthenon Group, a leading strategy consulting boutique, where he advised chief executives on corporate strategy.

From 1995 until 1997, Shawn was Director of Strategic Planning and Corporate Development at the CML Group, where he oversaw activities at subsidiaries including NordicTrack, The Nature Company, and Smith & Hawken.

Shawn received an MBA with High Distinction from Harvard Business School in 1995, where he was awarded: The Thomas M. and Edna E. Wolfe Award; The Henry Ford II Scholar Award; and a Baker Scholarship.

From 1991 until 1993, Shawn was a Consultant with Monitor Company, a strategy consulting firm.

Shawn received an A.B. in Economics from Harvard University, magna cum laude, in 1991.

Shawn has served as: Steering Committee Vice Chairman of the museum of Fine Arts Council at The Museum of fine Arts in Boston; Member of the Steering Committee of the Vilna Center for Jewish Heritage; and Treasurer of the PTO for the Frances Jacobsen Early Education Center. Shawn currently serves on the finance Committee at Temple Israel, Boston.

Business Address:

Shawn Kravetz
One International Place, 46th Floor
Boston, MA 02110

John M. Climaco

John M. Climaco is a consultant to a number of companies. Most recently, he joined the board at Essex Rental Corp (NASDAQ: ESSX). He is also a board member and the Chairman of the Strategic Advisory Committee at Digirad (NASDAQ: DRAD). Mr. Climaco was named to the Board of Digirad in December 2012. He also is a member of the board of directors of Perma-Fix Environmental Services, Inc. (NASDAQ: PESI), an environmental solutions business, a position he has held since October 2013. Previously, he was a member of the board of directors of PDI, Inc. (PDII), an outsourced sales and marketing company, a position he held from December 2013 to October 2014. From April 2012 to April 2013, he was a member of the board of directors of InfuSystem Holdings, Inc. (INFU), a medical device and services company.

From 2003 to 2012, he was the President and Chief Executive Officer, as well as member of the board of directors, of Axial Biotech, Inc., a molecular diagnostics company specializing in spine disorders, which he co-founded in 2003. Under Mr. Climaco's leadership, and through partnerships he created with companies including Medtronic, Johnson & Johnson and Smith & Nephew, Axial successfully developed and commercialized the first molecular prognostic test in the orthopaedic industry.

Mr. Climaco holds a Bachelor of Arts cum laude, from Middlebury College and a Juris Doctorate from the University of California, Hastings College of Law.

Business Address:

John M. Climaco
P.O. Box 326
Park City, UT 84060

Robert G. Pearse

Robert G. Pearse, currently serves as a Managing Partner at Yucatan Rock Ventures, a firm he co-founded in 2004, where he specializes in technology investments and consulting. Mr. Pearse serves as a director for Aviat Networks, Inc. (NASDAQ:AVNW) and member of the Compensation Committee and Nominating & Governance Committee since 2015. Mr. Pearse serves as director for Novation Companies (OTC:NOVC) and member of the Audit and Compensation Committees since 2015. Mr. Pearse serves as a director for Crossroads Systems, Inc. (NASDAQ:CRDS), Chairman of the Compensation Committee, and member of the Audit Committee and Nominating & Governance Committee since 2013.

From 2005 to 2012, Mr. Pearse served as vice president of Strategy and Market Development at NetApp, Inc. (NASDAQ:NTAP) ("NetApp"), a computer storage and data management company. Mr. Pearse played an influential role leading the NetApp's growth strategy which drove the firm to become a Fortune 500 company during his tenure.

From 1987 to 2004, Mr. Pearse held leadership positions at Hewlett-Packard, most recently as the vice president of Strategy and Corporate Development from 2001 to 2004 focusing on business strategy, business development and acquisitions. Mr. Pearse's professional experience also includes positions at PricewaterhouseCoopers LLP, Eastman Chemical Company (NYSE:EMN), and General Motors Company (NYSE:GM).

Mr. Pearse earned a Master of Business Administration degree from the Stanford Graduate School of Business in 1986, and a Bachelor of Science degree in Mechanical Engineering from the Georgia Institute of Technology in 1982.

Business Address:

Robert G. Pearse
12610 Arroyo De Arguello
Saratoga, Ca. 95070

Ned L. Pontious

Ned L Pontious is currently the President of Norco, Inc., the nation's largest privately owned welding, safety, medical and gas supplier, currently operating over 50 branches in Idaho, Montana, Oregon, Nevada, Washington, Utah and Wyoming. Ned has been in the President role for the past 16 years. Norco, annual sales of which exceed $275 million, currently operates in seven states with over 70 locations and employs over 1150 employees.

Ned has been in the industrial gas manufacturing and distribution business for 30 years, beginning in Gas Applications with Air Liquide, the world's largest producer and supplier of gases and equipment. Prior to coming to Boise in 1999 to run Norco, Ned was responsible for managing and leading a merger and acquisition team for Airgas, Inc.

Ned served a one year term as President of the Gases and Welding Distributors Association (GAWDA), ending in 2014. Ned also is the past Chairman of the St.Alphonsus Regional Medical Center's Foundation Board and is currently the Board Chairman of the Treasure Valley YMCA.

He has a B.S. / Chemical Engineering from Arizona State University, as well as an M.B.A. from the University of Phoenix.

Business Address:

Ned Pontious
1125 W. Amity Road
Boise, ID 83705

Annex D

Information regarding all purchases and sales of securities of the Corporation during the past two years by the each of the Nominees and their affiliates is set forth below.

Date	Ownership	Qty Shares	Action	Price	Amount
Jun 6, 2015	VCM Group LLC	50	Buy	$5.26	$263

Exhibit B

Copy of the CUI Response

CUI GLOBAL™

July 27, 2015

VCM GROUP, LLC
Attn: Lee D. Keddie
8719 258th Ave NE
Redmond, WA 98053

Re: Notice of procedural and eligibility deficiencies in response to Shareholder Proposal Submitted by Lee D. Keddie on behalf of VCM Group, LLC

Dear Mr. Keddie:

In response to your proposal and letter dated July 10, 2015 and faxed to and received by CUI Global, Inc. (the "Company" or "CUI") July 17, 2015, pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please accept this letter as formal notice of procedural and eligibility deficiencies in your proposal.

Please note that your written response to this notice of procedural and eligibility deficiencies letter must be postmarked, or transmitted electronically to the Company no later than 14 days from the date you received this notification.

Please further note that this letter, with a copy of your July 10, 2015 letter attached as an exhibit, will be filed with the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") as an exhibit to our request to the Commission that the staff of the Commission (the "Staff") will not recommend any enforcement action in reliance on the procedural and eligibility deficiencies in your July 10, 2015 proposal.

Rule 14a-8(k) provides that proponents (VCM Group, LLC (the "Proponent") or "VCM") are required to send the Company a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform you that if you elect to submit additional correspondence to the Staff with respect to your Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

CUI Global, Inc. ("CUI") intends to request the Commission to grant additional Rule 14a-8(j)(1) time because the Proponent's VCM Material was not timely sent to CUI by the Proponent.

It is anticipated that the proxy statement for the 2015 Annual Meeting of Shareholders will be filed and available to shareholders during the week of October 4, 2015. Because of the failure of the Proponent to timely notify CUI of its proposal, CUI is not able to comply with this 80 day requirement and shall request the Commission Staff to permit CUI to make its submission later than the 80 days before CUI files its definitive proxy statement.

As a basis for our assertion that your Proposal may be properly excluded from CUI's 2015 Proxy Materials pursuant to Rule 14a-8, we designate the following procedural and eligibility deficiencies in your July 10, 2015 proposal.

CUI GLOBAL™

1. Rule 14a-8(b)(1). In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   The Schedule on last page of the Annex D of the materials furnished by Lee D. Keddie on behalf of Proponent (the "VCM Materials") shows that on June 6, 2015 the Proponent purchased 50 shares of CUI common stock at a per shares price of $5.26 for a total cost of $263. This stock ownership fails to satisfy the minimum securities ownership requirement of $2,000 and the one year ownership requirement as required by 14a-8(b)(1).

2. Rule 14a-8(b)(2)(i). The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

   Nowhere in the VCM Materials is there any indication that the Proponent "continuously held the securities for at least one year" nor a written statement that the Proponent intends to continue to hold the securities through the date of the 2015 Annual Meeting of Shareholders.

3. Rule 14a-8(e)(1). If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement.

   The CUI Definitive Proxy Statement for the 2014 Annual Meeting of Shareholders, filed with the Commission September 16, 2014, under subheading *Shareholder Proposals for the 2015 Annual Meeting of Stockholders* states, "For a stockholder proposal to be considered for inclusion in our proxy statement for our 2015 Annual Meeting of Stockholders, the Corporate Secretary of CUI Global must receive the written proposal at our principal executive offices no later than June 1, 2015; * * *." The VCM Material was faxed to and received by CUI on July 17, 2015.

4. Rule 14a-8(e)(2). The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting.

   The VCM Material was faxed to and received by CUI on July 17, 2015. The CUI 2014 Annual Meeting of Shareholders was held November 24, 2014 and the proxy statement was filed with the Commission September 16, 2014. It is anticipated that the proxy statement for the 2015 Annual Meeting of Shareholders will be filed and available to shareholders during the week of October 4, 2015. The receipt by CUI of the VCM Materials fails to meet the 120 day threshold by approximately 50%.

5. Rule 14a-8(f). If a party fails to follow one of the eligibility or procedural requirements contained in Rule 14a-8: (1) The company may exclude the proposal, but only after it has notified the party of the problem, and the party has failed adequately to correct it. Within 14 calendar days of receiving the proposal, the company must notify the party in writing of any

procedural or eligibility deficiencies, as well as of the time frame for any response. The response must be postmarked, or transmitted electronically, no later than 14 days from the date of receipt of the company's notification. A company need not provide such notice of a deficiency if the deficiency cannot be remedied, such as if the party failed to submit a proposal by the company's properly determined deadline.

The VCM Material was faxed to and received by CUI July 17, 2015. CUI responded in timely fashion to the Proponent wherein CUI notified the Proponent in writing of its procedural and eligibility deficiencies, as well as of the 14 day time frame for the Proponent to respond.

CUI specifically notes that it is not required to respond to the proposal of VCM inasmuch as the VCM proposal deficiency cannot be remedied, because the VCM proposal was not timely submitted by the company's properly determined deadline.

6. Rule 14a-8(i)(8)(iv) and (v). Even if a party complies with the procedural requirements, the Company may exclude the proposal:
   (8) Director elections: If the proposal:
   (iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
   (v) Otherwise could affect the outcome of the upcoming election of directors.

   Obviously, the VCM Materials propose to include specific individuals in the CUI 2015 Annual Meeting of Shareholders proxy materials for election to the board of directors and otherwise seek to affect the outcome of the upcoming election of directors, as prohibited by 14a-8(i)(8)(iv) and (v). Such a proposal is specifically permitted to be excluded from the CUI 2015 Annual Meeting of Shareholders proxy materials.

For the reasons stated above and in accordance with Rule §240.14a-8 of the Securities Exchange Act of 1934, as amended, the Company intends to request confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes the Proposal of the Proponent.

Kind Regards,

/s/ William J. Clough

CUI Global, Inc.
By William J. Clough, Esq.
President/CEO

cc: U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549